1-13064

P.G.
7/24/02

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934
Date of Report: July 24, 2002

NOVA Chemicals Corporation

645, Seventh Avenue S.W., Calgary, Alberta, Canada, T2P 4G8
(Address of principal executive offices)
Commission File Number: 1-13064

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____ Form 40-F √

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No √

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A .

A copy of the Registrant's:

(a) interim financial statements for the second quarter, three months ended June 30, 2002;
(b) auditors' comfort letter related to the interim financial statements; and
(c) updated detailed interest and asset coverage calculations related to the interim financial statements;

are furnished herewith and are incorporated by reference into the following Registration Statements:

Registration Statement on Form S-8 #33-47673
Registration Statement on Form S-8 #333-520
Registration Statement on Form S-8 #333-9076
Registration Statement on Form S-8 #333-9078
Registration Statement on Form S-8 #33-86218
Registration Statement on Form S-8 #33-77308
Registration Statement on Form S-8 #333-4740
Registration Statement on Form S-8 #333-11280
Registration Statement on Form S-8 #333-12910
Registration Statement on Form F-9 #333-13824

lm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVA Chemicals Corporation

Susan Wright
Vice President and Corporate Secretary

Date: July 24, 2002

EXHIBITS

Attached hereto are:

(a) the interim financial statements of NOVA Chemicals Corporation for the second quarter, three months ended June 30, 2002;

(b) auditors' comfort letter; and

(c) updated detailed interest and asset coverage calculations related to the interim financial statements.

NCX

This is NOVA Chemicals

Investor Relations: Beth Eckenrode (412) 490-4331
Media Relations: Jeffrey Pina (412) 490-4661

NOVA Chemicals exceeds debt reduction target, business improved

For immediate release, Wednesday, July 24, 2002, Pittsburgh, PA

All financial information is in U.S. dollars unless otherwise indicated.

NOVA Chemicals will host a conference call today, Wednesday, July 24, 2002, for investors and analysts at 1 p.m. EDT (11 a.m. MDT; 10 a.m. PDT). Media are welcome to participate in this call in a "listen only" mode. The dial in number for this call is (416) 695-5806. The replay number is (416) 695-5800 (Reservation No.1193892). The call will also be available live on the Internet at www.vcall.com.

NOVA Chemicals Corporation (NOVA Chemicals) reported a loss before unusual items to common shareholders for the second quarter of **$19 million** ($0.22 per share loss diluted). This compares to a loss before unusual items of $66 million ($0.77 per share loss diluted) in the first quarter of 2002 and a loss before unusual items of $23 million ($0.27 per share loss diluted) during the second quarter of 2001.

The second quarter included unusual charges of $3 million after-tax related to the restructuring of NOVA Chemicals' Styrenics business (see pages 7 and 11). As a result, NOVA Chemicals reported a net loss after unusual items to common shareholders of **$22 million** ($0.25 per share loss diluted) for the quarter.

NOVA Chemicals' Businesses - Net Income (Loss) ($U.S. millions)


Methanex
NOVA Chemicals Operated
150
125
100
75
50
25
0
-25
-50
-75
-100
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2
97 98 99 00 01 02

Jeff Lipton, NOVA Chemicals' President and Chief Executive Officer said, "In the first half of 2002 we reduced debt by a total of $266 million, far exceeding our $200 million debt reduction target. We also increased our cash balance by $30 million in this same time period."

Weighted Average Benchmark Prices


U.S. cents per pound
60
50
40
30
20
48
36
Q1 97
Q3 97
Q1 98
Q3 98
Q1 99
Q3 99
Q1 00
Q3 00
Q1 01
Q3 01
Q1 02
Q2 02
Polyethylene
Polystyrene

Operating results improved during the quarter due to margin expansion in both businesses.

The **Olefins/Polyolefins** business reported a net loss of $3 million in the second quarter, compared to a first quarter net loss of $14 million. Product prices increased, more than offsetting rising feedstock costs on a small volume increase.

The **Styrenics** business reported a second quarter net loss of $11 million, compared to a first quarter net loss of $39 million. Price increases significantly improved margins for both styrene monomer and polystyrene. Volumes remained at levels similar to the first quarter.

NOVA Chemicals Highlights

(unaudited; millions of U.S. dollars except per share amounts and as noted)

	Three Months Ended			Six Months Ended	
	June 30 2002	Mar. 31 2002	June 30 2001	June 30 2002	June 30 2001
Net income (loss)					
Olefins/Polyolefins	$ (3)	$ (14)	$ 29	$ (17)	$ 39
Styrenics	(11)	(39)	(51)	(50)	(77)
NOVA Chemicals operated	(14)	(53)	(22)	(67)	(38)
Methanex	3	(6)	8	(3)	23
	(11)	(59)	(14)	(70)	(15)
Preferred securities dividends and distributions	(8)	(7)	(9)	(15)	(18)
Net loss to common shareholders before unusual items	(19)	(66)	(23)	(85)	(33)
Unusual items after-tax[(1)]	(3)	36	17	33	42
Net income (loss) to common shareholders after unusual items	$ (22)	$ (30)	$ (6)	$ (52)	$ 9
Loss per share before unusual items					
Basic	$ (0.22)	$ (0.77)	$ (0.27)	$ (0.99)	$ (0.39)
Diluted	$ (0.22)	$ (0.77)	$ (0.27)	$ (0.99)	$ (0.39)
Earnings (loss) per share after unusual items					
Basic	$ (0.25)	$ (0.35)	$ (0.07)	$ (0.60)	$ 0.11
Diluted	$ (0.25)	$ (0.35)	$ (0.07)	$ (0.60)	$ 0.11
Weighted average common shares outstanding (millions)	86	86	85	86	85
Revenue	$ 777	$ 662	$ 833	$ 1,439	$ 1,797
EBITDA[(1), (2)]	$ 72	$ 11	$ 43	$ 83	$ 92
Depreciation	$ 67	$ 64	$ 54	$ 131	$ 107
Funds (deficiency) from operations	$ 56	$ (2)	$ -	$ 54	$ 44
Capital expenditures	$ 9	$ 6	$ 50	$ 15	$ 89
Average capital employed[(3)]	$ 3,019	$ 3,070	$ 2,861	$ 3,050	$ 2,877
After-tax return on capital employed[(4)]	0%	(4.8)%	(1.1)%	(2.4)%	(0.7)%
(Loss) return on average common equity[(5)]	(7.2)%	(26.3)%	(7.2)%	(16.5)%	(5.1)%

(1) See Supplemental Earnings Measures on page 11.
(2) Operating income (loss) excluding depreciation and restructuring charges (see Consolidated Statement of Income (Loss) and Supplemental Earnings Measures).
(3) Average capital employed equals cash expended on plant, property and equipment (less accumulated depreciation) and working capital of NOVA Chemicals' operated businesses, and excludes assets under construction and investments.
(4) Equals NOVA Chemicals operated net income (loss) plus after-tax interest expense (annualized) divided by average capital employed.
(5) Equals annualized net income (loss) to common shareholders before unusual items divided by average common equity.

OLEFINS/POLYOLEFINS BUSINESS

Financial Highlights

(unaudited; millions of U.S. dollars except as noted)	Three Months Ended			Six Months Ended	
	June 30 2002	Mar. 31 2002	June 30 2001	June 30 2002	June 30 2001
Revenue(1)	$ 477	$ 413	$ 540	$ 890	$ 1,150
EBITDA(2)	57	34	81	91	135
Depreciation	42	40	29	82	57
Operating income (loss)	15	(6)	52	9	78
Net income (loss)(3)	(3)	(14)	29	(17)	39
Capital expenditures					
- sustaining	$ 6	$ 4	$ 19	$ 10	$ 31
- strategic	-	-	21	-	43
Total capital expenditures	$ 6	$ 4	$ 40	$ 10	$ 74
Average capital employed(4)	$ 1,801	$ 1,827	$ 1,445	$ 1,816	$ 1,467
After-tax return on capital employed(5)	0.9%	(1.3)%	9.5%	(0.2)%	6.8%

(1) Before intersegment eliminations.
(2) Operating income (loss) excluding depreciation.
(3) Before distributions and dividends on preferred securities.
(4) Average capital employed equals cash expended on plant, property and equipment (less accumulated depreciation) and working capital and excludes assets under construction.
(5) Equals net income (loss) plus after-tax interest expense (annualized) divided by average capital employed.

Operating Highlights

Average Benchmark Prices(1) (U.S. dollars per pound, unless otherwise noted)	Three Months Ended		
	June 30 2002	Mar. 31 2002	June 30 2001
Ethylene(2)	$ 0.23	$ 0.19	$ 0.28
Polyethylene – linear low-density butene liner(3)	$ 0.32	$ 0.29	$ 0.39
Polyethylene – weighted average benchmark(4)	$ 0.36	$ 0.33	$ 0.43
NYMEX natural gas (dollars per mmBTU)	$ 3.37	$ 2.38	$ 4.78
WTI crude oil (dollars per barrel)	$ 26.24	$ 21.64	$ 27.96

(1) Average benchmark prices are not intended to be actual prices realized by NOVA Chemicals or any other petrochemical company.
(2) Source: Chemical Markets Associates, Inc. (CMAI) USGC Net Transaction Price.
(3) Source: Townsend Tarnell Inc. (TTI)
(4) Benchmark prices weighted according to NOVA Chemicals' product mix in North America. Source for benchmark prices: TTI

Polyethylene Sales Volumes (millions of pounds)	Three Months Ended			Six Months Ended	
	June 30 2002	Mar. 31 2002	June 30 2001	June 30 2002	June 30 2001
NOVAPOL®					
Linear low-density polyethylene	309	308	260	617	556
Low-density polyethylene	61	63	55	124	122
High-density polyethylene	82	95	95	177	194
SCLAIR®					
Linear low-density and high-density polyethylene	157	152	151	309	305
Advanced SCLAIRTECH™					
Linear low-density and high-density polyethylene	110	90	-	200	-
Total	719	708	561	1,427	1,177

NOVAPOL® is a registered trademark of NOVA Brands Ltd.
SCLAIR® is a registered trademark of NOVA Chemicals in Canada and of NOVA Chemicals (International) S.A. elsewhere.
Advanced SCLAIRTECH™ is a trademark of NOVA Chemicals.

Review of Operations
Olefins/Polyolefins

Second Quarter 2002

The Olefins/Polyolefins business reported a net loss of $3 million in the second quarter, compared to a net loss of $14 million in the prior quarter and net income of $29 million in the second quarter of 2001. Rising product prices in the second quarter outpaced increased feedstock costs.

In the first quarter of 2002, two polyethylene price increases totaling 7 cents per pound were announced and in the second quarter two more increases totaling 10 cents were announced. The first two of these increases are fully implemented, and NOVA Chemicals is in the process of implementing the May and June increases. The average industry benchmark polyethylene price (Townsend Tarnell Inc.) was up 3 cents per pound from the average first quarter price and the benchmark ethylene selling price (CMAI) increased 4 cents per pound.

The following table shows NOVA Chemicals' polyethylene price increase announcements for 2002 and their initial implementation dates:

	Jan. 1	**Feb. 1**	**May 1**[1]	**June 1**
Polyethylene Price Increases	3 cents	4 cents	5 cents	5 cents

(1) Originally announced for April 15.

Feedstock costs increased in the second quarter, with NYMEX natural gas prices up 42% and Alberta natural gas prices up 35% from the first quarter of 2002. High levels of natural gas inventory in Alberta slowed price increases in the province. The benchmark West Texas Intermediate (WTI) crude oil price averaged 21% higher compared to the first quarter.

Polyethylene sales for the second quarter were up just slightly over the first quarter. North American volumes were up 5% and international volumes were down 26%. NOVA Chemicals reduced sales to China in the second quarter as prices and demand declined. Total exports in the second quarter represented 9% of polyethylene sales.

Total 2002 year-to-date polyethylene sales are up over 20% from the first six months of 2001. North American volumes were up 27% and international volumes were down 10%.

The Joffre, Alberta ethane-based crackers averaged approximately 4 cents per pound of cash cost advantage over similar U.S. Gulf Coast (USGC) ethylene plants during the quarter. The advantage was lower than the long-term average as ethane prices in the USGC remained soft – a result of lower demand and high inventory, which continued to keep ethane prices at a lower than normal level compared to crude oil.

NOVA Chemicals' new Advanced SCLAIRTECH polyethylene plant continues to operate on plan. Three new commercial grades were added in the second quarter, bringing the total to eleven grades. These new products have been well received by customers. By year-end, we expect to have 20 grades fully commercialized.

Implementation of announced price increases depends on many factors, including feedstock costs, market conditions and the supply/demand balance for each particular product. Successful price increases are typically phased in over several months, vary from grade-to-grade, and can be reduced in magnitude during the implementation period. Benchmark price indices sometimes lag price increase announcements due to the timing of publication.

STYRENICS BUSINESS

Financial Highlights

(unaudited; millions of U.S. dollars except as noted)

	Three Months Ended			Six Months Ended	
	June 30 2002	Mar. 31 2002	June 30 2001	June 30 2002	June 30 2001
Revenue[1]	$ 339	$ 276	$ 335	$ 615	$ 732
EBITDA[2]	15	(23)	(38)	(8)	(43)
Depreciation	25	24	25	49	50
Operating loss	(10)	(47)	(63)	(57)	(93)
Net loss[3]	(11)	(39)	(51)	(50)	(77)
Capital expenditures					
- sustaining	$ 3	$ 2	$ 9	$ 5	$ 13
- strategic	-	-	1	-	2
Total capital expenditures	$ 3	$ 2	$ 10	$ 5	$ 15
Average capital employed[4]	$1,238	$1,211	$ 1,365	$ 1,226	$ 1,422
After-tax return on capital employed[5]	(1.1)%	(10.3)%	(12.9)%	(5.7)%	(8.7)%

(1) Before intersegment eliminations.
(2) Operating income (loss) excluding depreciation.
(3) Before distributions and dividends on preferred securities.
(4) Average capital employed equals cash expended on plant, property and equipment (less accumulated depreciation) and working capital and excludes assets under construction.
(5) Equals net income (loss) plus after-tax interest expense (annualized) divided by average capital employed.

Operating Highlights

Average Benchmark Prices[1]

(U.S. dollars per pound, unless otherwise noted)

	Three Months Ended		
	June 30 2002	Mar. 31 2002	June 30 2001
Styrene[2]	$ 0.33	$ 0.26	$ 0.33
Weighted average polystyrene[3]	$ 0.48	$ 0.37	$ 0.46
Benzene (dollars per gallon) [2]	$ 1.25	$ 0.86	$ 1.13

(1) Average benchmark prices are not intended to be actual prices realized by NOVA Chemicals or any other petrochemical company.
(2) Source: CMAI Low Contract.
(3) Benchmark prices weighted according to NOVA Chemicals' polystyrene product mix in North America and Europe. Includes expandable polystyrene, but excludes high performance styrenic polymers, DYLARK and other styrenic polymers. Source for benchmark prices: CMAI.

Polystyrene Sales Volumes

(millions of pounds)

	Three Months			Six Months Ended	
	June 30 2002	Mar. 31 2002	June 30 2001	June 30 2002	June 30 2001
Solid and expandable polystyrene	563	596	556	1,159	1,162
High performance styrenics (including DYLARK®)	69	75	83	144	159
Total	632	671	639	1,303	1,321

Review of Operations
Styrenics

Second Quarter 2002

The Styrenics business reported a net loss of $11 million in the second quarter, compared to a net loss of $39 million in the first quarter of 2002 and a net loss of $51 million in the second quarter of 2001. Margins expanded significantly on rising prices for both monomer and polymers. The price increases were partially offset by higher feedstock costs. The largest areas of improvement were in global styrene monomer and in European polymers. The second quarter weighted average polystyrene price rose 11 cents per pound from the first quarter price of 37 cents per pound. Total volumes, including both styrene monomer and polymers, were flat with the first quarter.

Styrene

The second quarter USGC average styrene spot price was 31 cents per pound, up from the first quarter average spot price of 21 cents per pound. During the second quarter, the styrene market remained volatile as a result of low inventory levels, producer plant outages and rising feedstock costs.

Styrene benchmark contract prices in North America rose from an average of 26 cents per pound in the first quarter of 2002 to 33 cents per pound in the second quarter.

The following table shows NOVA Chemicals' North American contract styrene price increase announcements for 2002 and their initial implementation dates. The first five of these increases are fully implemented, and NOVA Chemicals is in the process of implementing the July and August increases.

	Feb. 1	**Mar. 1**	**April 1**	**May 1**	**June 1**	**July 1**	**Aug. 1**
Styrene Price Increases	2 cents	1.5 cents	5 cents	3 cents	4 cents	4 cents	3 cents

In Europe, the styrene market remained volatile during the second quarter due to planned and unplanned production outages, and low inventory levels. Contract styrene prices averaged 29 cents per pound in the second quarter, up from the first quarter average price of 20 cents. The third quarter price settled down about 1 cent per pound in Europe, where the practice is to settle industry-wide styrene prices one quarter in advance. Due to the strengthening of the Euro, the third quarter price is up, on a U.S. dollar basis, to 32 cents per pound.

On April 4, 2002, NOVA Chemicals declared force majeure in Europe on expandable polystyrene (EPS), solid polystyrene (SPS), and styrene monomer. The company was forced to take this action because a number of feedstock suppliers failed to provide contracted styrene monomer volumes, most notably Shell Chemical's plant at Moerdijk, the Netherlands. Shell resumed supply of styrene to NOVA Chemicals, on an allocated basis, on April 9. NOVA Chemicals lifted its force majeure to customers on May 1. Second quarter earnings were reduced by approximately $2 million, due to lower sales volumes resulting from these styrene supply disruptions.

Solid Polystyrene (SPS)

Average North American solid polystyrene margins increased in the second quarter as a result of the implementation of price increases. In Europe, SPS prices and margins improved. However, NOVA Chemicals' sales volumes fell as a result of the SPS force majeure in the second quarter.

The following table shows NOVA Chemicals' North American and European SPS price increase announcements for 2002 and their initial implementation dates. The North American February to May increases are fully implemented, and NOVA Chemicals is in the process of implementing the July increase. In Europe, the February to April increases have been implemented with most of the announced increases realized. The May and June price increases are uncertain in light of seasonal summer volume declines.

SPS Price Increases	**Feb. 1**	**Mar. 1**	**April 1**	**May 1**	**June 1**	**July 1**
North America	3 cents		3 cents	4 cents		4 cents
Europe	4 cents	4 cents	6 cents	6 cents	4 cents	

Expandable Polystyrene (EPS)

NOVA Chemicals' second quarter North American EPS prices and sales volume rose above first quarter levels. European EPS demand continued strong in the second quarter and margins increased. However, sales volumes were reduced due to feedstock supply constraints.

The following table shows NOVA Chemicals' North American and European EPS price increase announcements for 2002 and their initial implementation dates. The North American February to May increases are fully implemented, and NOVA Chemicals is in the process of implementing the August increase. In Europe, the March and April increases have been fully implemented. The May and June price increases are uncertain in light of seasonal summer volume declines.

EPS Price Increases(1)	Feb. 1	Mar. 1	April 1	May 1	June 1	Aug. 1
North America	6 cents			6 cents		4 cents
Europe		6 cents	6 cents	8 cents	4 cents	

(1) Block and shape EPS.

Shell Synergies

In 2000, a three-year target related to the acquisition of Shell's European styrenics business was set at $19 million (after-tax). By the end of 2001, $13 million (after-tax) was delivered and in the first half of 2002 an additional $6 million was realized, bringing the total to $19 million (after-tax), achieving our target six months ahead of schedule.

Strategic Initiatives

On June 28 NOVA Chemicals announced a number of initiatives:

High-Margin Growth Products

NOVA Chemicals announced new patent coverage on volatile organic compound (VOC) free EPS technology. This technology has the potential to reduce the pentane content in EPS to zero, using water instead of pentane. This would reduce the transportation hazards and air quality concerns associated with pentane. In addition, the company will be increasing the capacity of high margin products at our Beaver Valley site. NOVA Chemicals will double the manufacturing capacity for ARCEL® foam resin and increase capacity for DYLARK engineering resins by 20 million pounds per year. The total capital cost for the ARCEL and DYLARK expansions will be modest.

Business Improvement

NOVA Chemicals also announced the shut down of the high-cost SPS suspension reactors at its Breda, the Netherlands facility, effective September 1, 2002. This will eliminate 23 positions, reduce costs and reduce capacity by 75 million pounds. In addition, effective September 1, 2002, NOVA Chemicals will shut down similar SPS suspension reactors at its Chesapeake, Virginia facility. This will eliminate 14 positions, reduce costs and reduce capacity by 100 million pounds. NOVA Chemicals' SPS business will become more competitive as this production is transitioned to more efficient reactors. A charge of $3 million (after-tax) has been recorded in the second quarter for severance costs related to these shutdowns.

Implementation of announced price increases depends on many factors, including feedstock costs, market conditions and the supply/demand balance for each particular product. Successful price increases are typically phased in over several months, vary from grade-to-grade, and can be reduced in magnitude during the implementation period. Benchmark price indices sometimes lag price increase announcements due to the timing of publication.

ARCEL® is a registered trademark of NOVA Chemicals Inc.

Equity Investment in Methanex

(unaudited; millions of U.S. dollars except as noted)

	Three Months Ended			Six Months Ended	
	June 30 2002	Mar. 31 2002	June 30 2001	June 30 2002	June 30 2001
Equity earnings (losses)	$ 5	$ (6)	$ 11	$ (1)	$ 31
Amortization of purchase differential	(2)	(1)	(1)	(3)	(3)
	3	(7)	10	(4)	28
Tax recovery (expense)	-	1	(2)	1	(5)
Net equity earnings (losses)	$ 3	$ (6)	$ 8	$ (3)	$ 23
Investment in Methanex[1]	$ 373				
Market value of investment[2]	$ 337				
Number of shares held by NOVA Chemicals (millions)	46.9				

(1) Investment amount shown is net of future income tax liability of $33 million. Original investment was $265 million.

(2) Based on July 23, 2002 closing price of Methanex shares on NASDAQ.

During the second quarter, NOVA Chemicals' equity investment in Methanex earned $3 million (after-tax), compared with a loss of $6 million (after-tax) in the first quarter of 2002 and income of $8 million (after-tax) in the second quarter of 2001.

The Methanex earnings increase was primarily the result of higher methanol prices. The average realized methanol price rose 24% from the first quarter of 2002 to $138 per tonne in the second quarter. Pricing strength is continuing into the third quarter.

On August 7, 2001, Methanex announced a normal course issuer bid for not more than 10% of the "public float" of its common shares. NOVA Chemicals does not intend to tender any of its shares to the normal course issuer bid. As a result, at June 30, 2002, NOVA Chemicals' holding in Methanex was 37.3%, up from 36.6% at the end of the first quarter of 2002.

On July 19, 2002, Methanex announced that its Board of Directors approved the commencement of a quarterly dividend to shareholders. The first quarterly dividend of U.S.$.05 per share will be payable on September 30, 2002. NOVA Chemicals will receive approximately $2.35 million per quarter. This dividend is not subject to income tax for NOVA Chemicals, as dividends from one taxable Canadian company to another taxable Canadian company are generally tax-free. In addition, the Methanex Board of Directors will periodically consider other forms of distribution whenever general business conditions, financial results, capital requirements and other relevant factors warrant.

Liquidity and Capital Resources

Capitalization

(unaudited; millions of U.S. dollars except as noted)	June 30 2002	Mar. 31 2002	Dec. 31 2001
Current debt[1]	$ 27	$ 155	$ 200
Long-term debt[2]	1,229	1,203	1,322
Total debt	1,256	1,358	1,522
Shareholders' equity			
9 1/2% preferred securities	210	210	210
9.04% preferred securities	173	173	173
Retractable preferred shares [3], [4]	198	198	198
	581	581	581
Common share equity[5], [6], [7], [8]	1,093	994	1,033
Total shareholders' equity	1,674	1,575	1,614
Total capitalization	$ 2,930	$ 2,933	$ 3,136

(1) Includes bank loans and current portion of long-term debt.
(2) Maturity dates range from March 2004 to August 2028.
(3) Preferred shares of a subsidiary, paying dividends of 2%, which are exchangeable into NOVA Chemicals' common shares.
(4) 8,500,000 common shares (plus preferred shares if the market value of such common shares is less than $198 million) have been reserved for future issue under the terms of the retractable preferred share agreement.
(5) Common shares outstanding at June 30, 2002 were 86,403,377 (Mar. 31, 2002 - 86,170,642 and June 30, 2001 – 85,664,829).
(6) 8,780,219 stock options were outstanding to officers and employees on June 30, 2002 to purchase common shares of NOVA Chemicals. 2,589,179 common shares were reserved but unallocated. 13 million common shares have been reserved for issuance under the Option Plan.
(7) 47,800 options were reserved for the Directors' Share Compensation Plan.
(8) In May 2002, NOVA Chemicals' shareholders reconfirmed a shareholder rights plan where one right was issued for each outstanding common share. The plan expires May 2009.

Senior Debt Ratings[1]

	Senior Unsecured Debt
Moody's[2]	Baa3 (negative)
Standard & Poor's	BBB- (negative)
DBRS	BBB (low) (stable)

(1) Credit ratings are not recommendations to purchase, hold or sell securities and do not comment on market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future.
(2) On April 26, 2002, Moody's announced that it was reviewing its credit rating on NOVA Chemicals' senior unsecured debt for a possible do
reduces NOVA Chemicals credit rating below Baa3, there will be no material impact in connection with any agreements into which NOVA Chemicals has entered.

Coverage Ratios

	Twelve Months Ended		
	June 30 2002	Mar. 31 2002	Dec. 31 2001
Debt to total capitalization	42.9%	46.3%	48.5%
Interest coverage (deficiency) on long-term debt[1]	(2.5)x	(2.4)x	(1.7)x
Net tangible asset coverage on long-term debt[2]	2.4x	2.2x	2.1x

(1) Interest coverage (deficiency) on long-term debt is equal to net income (loss) before interest expense on long-term debt and income taxes, for the last four quarters, divided by annual interest requirements on long-term debt.
(2) Net tangible asset coverage on long-term debt is equal to tota l assets (excluding deferred tax assets) less liabilities (excluding long-term debt) divided by long-term debt.

Funds Flow and Debt Reduction

The following table shows major sources and uses of cash during the second quarter, resulting in a net reduction in debt of $102 million for the quarter.

(unaudited; millions of U.S. dollars)	Three Months Ended June 30 2002	Six Months Ended June 30 2002
Operating income (loss)	$ 1	$ (52)
Add back – depreciation and restructuring charges	71	135
EBITDA	72	83
Interest	(20)	(41)
Other	4	12
Funds from operations	56	54
Reduction in operating working capital		
Tax refunds received	112	168
Inventory increase	(37)	(6)
Hedge crystallization	-	13
Accounts receivables securitization	18	-
Other	9	(3)
Total working capital reduction	102	172
Cash from operations	158	226
Proceeds on asset sales	-	77
Preferred share restricted cash	19	49
Capital expenditures	(9)	(15)
Increase in cash	(24)	(30)
Dividends	(13)	(26)
Other	(29)	(15)
Reduction in Debt	$ 102	$ 266

NOVA Chemicals' earnings before interest, taxes, depreciation and amortization and restructuring charges (EBITDA) increased from $11 million in the first quarter of 2002 to $72 million in the second quarter of 2002 due to margin expansion as a result of improved market conditions.

During the second quarter of 2002, NOVA Chemicals reduced debt by $102 million and increased cash by $24 million. Working capital was also reduced by $102 million. The major factor was tax refunds of $112 million. Excluding the tax refunds, other operating working capital increased by $10 million as a result of rising product prices. Inventory in days sales was reduced from 33 days at March 31, 2002 to 30 days at June 30, 2002.

As a result of the improvement in EBITDA and working capital, cash generated from operations during the quarter was $158 million compared to $68 million in the first quarter of 2002.

During the second quarter of 2002, capital expenditures were $9 million compared to $6 million in the first quarter of 2002. Total capital spending for 2002 is expected to be less than $80 million.

NOVA Chemicals expected to generate between $300 million and $400 million of cash from non-operating sources in the first half of 2002. Proceeds from the collection of tax refunds, non-strategic asset sales, return of preferred share restricted cash and hedge crystallization totaled $307 million in the period. Additional non-strategic asset sales continue to be pursued.

During the second quarter of 2002, NOVA Chemicals sold an additional $18 million of accounts receivable into the securitization program. This brings the total amount sold under this program to $173 million.

Financing

NOVA Chemicals targeted to reduce debt by $100 million in each of the first two quarters of 2002. During the first six months of 2002, the company reduced its debt by $266 million, well in excess of the target. In addition, cash balances increased by $30 million.

NOVA Chemicals has a 2-year revolving credit facility of $310 million expiring April 3, 2004. As of July 23, 2002, $24 million of the facility was utilized in the form of operating letters of credit. Net availability was $286 million. NOVA Chemicals' operating results and financial position are well within all financial covenants related to this facility which are Minimum EBITDA to Interest, Maximum Debt to Total Capitalization and Minimum Shareholders' Equity.

In addition to the revolving facility, a short-term bridge loan of $153 million, expiring December 31, 2002, was obtained on March 18, 2002. As of June 30, 2002, $25 million of this bridge loan remained outstanding. As of July 16, 2002, NOVA Chemicals had repaid the entire bridge loan.

The total return swap agreement with respect to NOVA Chemicals' Retractable Preferred Shares (as described in Note 12 to the Consolidated Financial Statements in the 2001 Annual Report) has been amended to remove the counterparty rights in the event of a ratings downgrade and to set the closing price of NOVA Chemicals' common shares at which the counterparty rights may be triggered at $15.00.

Outstanding Feedstock Hedge Positions

NOVA Chemicals maintains a hedging program to manage its feedstock costs. Natural gas and crude oil hedge positions outstanding have an estimated fair value of $23 million at June 30, 2002. There was no material impact on earnings from positions realized in the second quarter.

Supplemental Earnings Measures

In addition to providing earnings measures in accordance with Generally Accepted Accounting Principles (GAAP), NOVA Chemicals presents certain supplemental earnings measures. These are earnings before interest, taxes, depreciation and amortization (EBITDA), and net income (loss) to common shareholders before unusual items. These measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.

EBITDA

This measure is provided to assist investors in determining the ability of NOVA Chemicals to generate cash from operations. EBITDA can be determined from the Consolidated Statement of Income (Loss) by adding back depreciation and restructuring charges to operating income (loss).

Net Income (Loss) To Common Shareholders Before Unusual Items

This measure is provided to assist investors in assessing earnings performance from ongoing operations. Certain items such as gains and losses from sales of assets, restructuring charges and other unusual items are excluded if they are not considered to be in the ordinary course of business. A listing of unusual items (after-tax) for the periods presented is as follows:

	Three Months Ended			Six Months Ended	
(unaudited; millions of U.S. dollars)	June 30 2002	Mar. 31 2002	June 30 2001	June 30 2002	June 30 2001
Gain on sale of asset..................	$ -	$ 36	$ -	$ 36	$ -
Tax settlements with IRS	-	-	-	-	25
Reductions in income tax rates on future tax liabilities	-	-	17	-	17
Restructuring charges................	(3)	-	-	(3)	-
Income	$ (3)	$ 36	$ 17	$ 33	$ 42


Market Indices
150
130
110
90
70
50
Jul 3/98
Sep 30/98
Dec 31/98
Mar 31/99
Jun 30/99
Sep 30/99
Dec 31/99
Mar 31/00
Jun 30/00
Sep 30/00
Dec 31/00
Mar 31/01
Jun 30/01
Sept 30/01
Dec 31/01
Mar 31/02
June 30/02
NOVA Chemicals
Peers*
S&P/TSX Composite
S&P 500


NOVA Chemicals' Closing Share Price
(TSX & NYSE)
40.00
30.00
20.00
10.00
0.00
Jul 3/98
Sep 30/98
Dec 31/98
Mar 31/99
Jun 30/99
Sep 30/99
Dec 31/99
Mar 31/00
Jun 30/00
Sep 30/00
Dec 31/00
Mar 31/01
Jun 30/01
Sept 30/01
Dec 31/01
Mar 31/02
June 30/02
U.S. $ (NYSE)
Cdn $ (TSX)

*Peers include Dow Chemical Company, Eastman Chemical Company, Lyondell Chemical Company, Methanex Corporation and Millennium Chemicals Inc.

NOVA Chemicals' share price on the New York Stock Exchange (NYSE) decreased to U.S. $22.54 at June 30, 2002, from U.S. $25.01 at Mar. 31, 2002. NOVA Chemicals' total return to shareholders was negative 10% for the quarter ending June 30, 2002 in the U.S. on the NYSE and negative 15% in Canada on the Toronto Stock Exchange (TSX). Peer chemical companies share values decreased 1% on average and the S&P Chemicals Index decreased 1%. Total return for the S&P/TSX Composite Index was negative 9% and total return for the S&P 500 was negative 13%. As of July 23, 2002, NOVA Chemicals' share price was U.S. $20.25, down 10% since June 30, 2002. The S&P Chemical Index was down 19% in the same period.

The majority of trading in NOVA Chemicals' common shares occurs on the TSX. Combined with the NYSE volumes, approximately 0.4% of the outstanding float is traded daily. This level of liquidity is comparable to the liquidity of NOVA Chemicals' peers on the NYSE.

Second quarter trading volumes	Millions of shares	% of float	% of trading
Toronto Stock Exchange	16.2	19	66
New York Stock Exchange	8.4	10	34
Total	**24.6**	**29**	**100**

Odd Lot Program

On May 31, 2002, NOVA Chemicals launched an "odd lot" program to enable holders of small amounts of common shares to sell those shares without incurring any brokerage fees. This program is open to beneficial or registered shareholders of record with 99 or fewer shares as of May 30, 2002. The program will expire on August 28, 2002, unless extended. NOVA Chemicals will not be repurchasing any shares as a result of this odd lot program. For further information, please contact the manager of the program, Georgeson Shareholder Communications at 1-800-890-1037 (English) or 1-888-890-2933 (French).

INVESTOR INFORMATION

For inquiries on stock-related matters including dividend payments, stock transfers and address changes, contact NOVA Chemicals toll-free at 1-800-661-8686 or e-mail to shareholders@novachem.com.

Contact Information
Phone: (403) 750-3600 or (412) 490-4000
Internet: www.novachemicals.com
E-Mail: invest@novachem.com

NOVA Chemicals Corporation
645 Seventh Avenue S.W., P.O. Box 2518
Calgary, Alberta, Canada T2P 5C6

If you would like to receive a shareholder information package, please contact us at (403) 750-3600 or (412) 490-4000 or via e-mail at publications@novachem.com.

Transfer Agents and Registrars
CIBC Mellon Trust Company
600 The Dome Tower, 333 Seventh Avenue S.W.
Calgary, Alberta, Canada T2P 2Z1

Phone: (403) 232-2400/1-800-387-0825
Fax: (403) 264-2100
Internet: www.cibcmellon.ca
E-Mail: inquiries@cibcmellon.ca

Share Information
NOVA Chemicals' trading symbol on the New York and Toronto Stock Exchanges is NCX.

Forward-looking Information

The information in this news release contains forward-looking statements with respect to NOVA Chemicals, its subsidiaries and affiliated companies. By their nature, these forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. These risks and uncertainties include commodity chemicals price levels, feedstock prices and supply, meeting time and budget targets for significant capital investments, operating costs and performance, realization of targeted synergies, starting up and operating facilities using new technology, performance of Methanex and other risks detailed from time to time in the publicly filed disclosure documents and securities commission reports of NOVA Chemicals Corporation and its subsidiaries or affiliated companies.

CHANGES IN NET INCOME (LOSS)

(unaudited; millions of U.S. dollars; all amounts presented above the "(higher) lower income tax expense" line are on a pre-tax basis and all amounts presented below such line are on an after-tax basis.)

	Q2 2002 Compared with Q1 2002	Q2 2002 Compared with Q2 2001	First Six Months 2002 Compared with First Six Months 2001
Higher (lower) margins	$ 60	$ (21)	$ (85)
Higher sales volumes	2	44	69
(Higher) lower research and development	(1)	1	1
Lower selling, general and administrative	-	5	6
Higher depreciation	(3)	(13)	(24)
Lower (higher) interest expense	1	(1)	(4)
(Higher) lower income tax expense	(20)	(7)	8
Increase (decrease) in NOVA Chemicals' operated net income	39	8	(29)
Unusual items	(39)	(20)	(9)
Higher (lower) equity earnings in Methanex	9	(5)	(26)
Lower (higher) preferred securities dividends and distributions	(1)	1	3
Increase (decrease) in net income to common shareholders	$ 8	$ (16)	$ (61)

FINANCIAL STATEMENTS

Consolidated Statement of Income (Loss)

(unaudited, millions of U.S. dollars except per share amounts)

	Three Months Ended June 30 2002	Three Months Ended Mar. 31 2002	Three Months Ended June 30 2001	Six Months Ended June 30 2002	Six Months Ended June 30 2001
Revenue	$ 777	$ 662	$ 833	$ 1,439	$ 1,797
Feedstock and operating costs	651	598	730	1,249	1,591
Research and development	10	9	11	19	20
Selling, general and administrative	44	44	49	88	94
Restructuring charges	4	-	-	4	-
Depreciation	67	64	54	131	107
	776	715	844	1,491	1,812
Operating income (loss)	1	(53)	(11)	(52)	(15)
Interest expense (net) (note 2)	(20)	(21)	(19)	(41)	(37)
Equity in earnings (losses) of affiliates	3	(7)	10	(4)	28
Other gains (note 3)	-	59	-	59	34
	(17)	31	(9)	14	25
Income (loss) before taxes	(16)	(22)	(20)	(38)	10
Income tax recovery (expense) (note 4)	2	(1)	23	1	17
Net income (loss)	(14)	(23)	3	(37)	27
Preferred securities dividends and distributions	(8)	(7)	(9)	(15)	(18)
Net income (loss) to common shareholders	$ (22)	$ (30)	$ (6)	$ (52)	$ 9
Earnings (loss) per share (note 6)	$ (0.25)	$ (0.35)	$ (0.07)	$ (0.60)	$ 0.11
Diluted earnings (loss) per share (note 6)	$ (0.25)	$ (0.35)	$ (0.07)	$ (0.60)	$ 0.11

Notes to the Consolidated Financial Statements appear on pages 16 to 19.

Consolidated Statement of Reinvested Earnings

(unaudited; millions of U.S. dollars)

	Three Months Ended			Six Months Ended	
	June 30 2002	Mar. 31 2002	June 30 2001	June 30 2002	June 30 2001
Reinvested earnings, beginning of period	$ 704	$ 740	$ 933	$ 740	$ 924
Net income (loss)	(14)	(23)	3	(37)	27
Common share dividends	(5)	(6)	(5)	(11)	(11)
Preferred securities distributions and dividends	(8)	(7)	(9)	(15)	(18)
Reinvested earnings, end of period	$ 677	$ 704	$ 922	$ 677	$ 922

Consolidated Balance Sheet

(millions of U.S. dollars)

	June 30, 2002 (unaudited)	Dec. 31, 2001 (audited)
Assets		
Current assets		
Cash	$ 40	$ 10
Receivables	224	362
Inventories	285	279
	549	651
Investments and other assets	530	549
Plant, property and equipment, net	3,146	3,159
	$ 4,225	$ 4,359
Liabilities and Shareholders' Equity		
Current liabilities		
Bank loans	$ 26	$ 14
Accounts payable and accrued liabilities	497	437
Long-term debt installments due within one year	1	186
	524	637
Long-term debt	1,229	1,322
Deferred credits	798	786
	2,551	2,745
Shareholders' equity		
Preferred securities	383	383
Retractable preferred shares	198	198
Common equity		
Common shares	482	472
Cumulative translation adjustment	(66)	(179)
Reinvested earnings	677	740
	1,674	1,614
	$ 4,225	$ 4,359

Notes to the Consolidated Financial Statements appear on pages 16 to 19.

Consolidated Statement of Cash Flows

(unaudited; millions of U.S. dollars)

	Three Months Ended			Six Months Ended	
	June 30 2002	Mar. 31 2002	June 30 2001	June 30 2002	June 30 2001
Operating activities					
Net income (loss)	$ (14)	$ (23)	$ 3	$ (37)	$ 27
Depreciation	67	64	54	131	107
Future income taxes (recovery)	6	(11)	(47)	(5)	(37)
Equity in (earnings) losses of affiliates	(3)	7	(10)	4	(28)
Other (gains) (net of current tax)	-	(39)	-	(39)	(25)
Funds (deficiency) from operations	56	(2)	-	54	44
Changes in non-cash working capital	102	70	92	172	(14)
Cash from operations	158	68	92	226	30
Investing activities					
Proceeds on asset sales	-	77	-	77	-
Proceeds on tax settlement	-	-	43	-	43
Plant, property and equipment additions	(9)	(6)	(50)	(15)	(89)
Turnaround costs, long-term investments and other assets	2	30	(67)	32	(67)
Changes in non-cash working capital	-	-	(7)	-	(15)
	(7)	101	(81)	94	(128)
Financing activities					
Increase (decrease) in current bank loans	25	(13)	(12)	12	(22)
Long-term debt					
- additions	-	-	297	-	297
- repayments	-	(1)	(3)	(1)	(9)
- changes in revolving debt	(135)	(150)	(266)	(285)	(132)
Preferred securities distributions and dividends	(8)	(7)	(9)	(15)	(18)
Common shares issued	5	5	10	10	11
Common share dividends	(5)	(6)	(5)	(11)	(11)
Changes in non-cash working capital	(9)	9	(6)	-	(1)
	(127)	(163)	6	(290)	115
Increase in cash	24	6	17	30	17
Cash and cash equivalents, beginning of period	16	10	27	10	27
Cash and cash equivalents, end of period	$ 40	$ 16	$ 44	$ 40	$ 44

Notes to the Consolidated Financial Statements appear on pages 16 to 19.

Notes to Consolidated Financial Statements

(unaudited; millions of U.S. dollars unless otherwise noted)

These interim consolidated financial statements do not include all of the disclosures included in NOVA Chemicals' Annual Consolidated Financial Statements. Accordingly, these interim consolidated financial statements should be read in conjunction with the Consolidated Financial Statements for the year ended Dec. 31, 2001. Certain comparative amounts have been reclassified to conform with the current period's presentation.

1. Significant Accounting Policies

These interim consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles, using the same accounting policies as set out in note 2 to the Consolidated Financial Statements for the year ended Dec. 31, 2001, on pages 46 to 49 of the 2001 Annual Report except as noted below.

On January 1, 2002, NOVA Chemicals adopted several new accounting standards as prescribed by the Canadian Institute of Chartered Accountants. These new standards relate to stock-based compensation and other stock-based payments, foreign currency translation and goodwill and other intangible assets. These standards had no effect on the corporation's financial position or results of operations. Refer to the 2002 First Quarter earnings news release for details.

2. Interest Expense (Net)

	Three Months Ended			Six Months Ended	
	June 30 2002	Mar. 31 2002	June 30 2001	June 30 2002	June 30 2001
Interest on long-term debt	$ 18	$ 19	$ 26	$ 37	$ 51
Capitalized interest	-	-	(9)	-	(18)
Other interest expense	2	2	2	4	4
Interest expense (net)	$ 20	$ 21	$ 19	$ 41	$ 37

3. Other Gains

In the first quarter of 2002, NOVA Chemicals sold its 20% interest in the Cochin Pipeline for cash proceeds of $64 million, resulting in a before tax gain of $59 million ($36 million after-tax).

In the first quarter of 2001, a $34 million gain ($25 million after-tax) was recognized as a result of a resolution of a dispute with the Internal Revenue Service.

4. Income Taxes

	Three Months Ended			Six Months Ended	
	June 30 2002	Mar. 31 2002	June 30 2001	June 30 2002	June 30 2001
Income (loss) before income taxes	$ (16)	$ (22)	$ (20)	$ (38)	$ 10
Statutory income tax rate	39.24%	39.62%	42.12%	39.24%	42.12%
Computed income tax (recovery) expense	$ (6)	$ (9)	$ (9)	$ (15)	$ 4
Increase (decrease) in taxes resulting from:					
Manufacturing and processing deduction	1	-	(1)	1	-
Lower effective tax rate on equity in (earnings) losses of affiliates	-	2	(2)	2	(7)
Lower tax rate on gain related to tax settlement (note 3)	-	-	-	-	(5)
Additional cost-of-service income taxes(1)	2	2	2	4	4
Foreign tax rates	1	3	4	4	4
Income tax rate adjustments(2)	-	-	(17)	-	(17)
Other	-	3	-	3	-
Income tax (recovery) expense	$ (2)	$ 1	$ (23)	$ (1)	$ (17)

(1) Income taxes on the Joffre, Alberta E2 ethylene plant are recoverable from customers and recorded on the flow-through rather than liability method.
(2) The three and six months ended June 30, 2001, represents a reduction in income tax accruals for future tax liabilities of $17 million due to the recognition of a reduction in income tax rates as a result of federal and provincial tax rate reductions.

5. Segmented Information

NOVA Chemicals operates its business under the following principal business segments:

	Three Months Ended			Six Months Ended	
	June 30 2002	Mar. 31 2002	June 30 2001	June 30 2002	June 30 2001
Revenue					
Olefins/Polyolefins	$ 477	$ 413	$ 540	$ 890	$ 1,150
Styrenics	339	276	335	615	732
Intersegment eliminations	(39)	(27)	(42)	(66)	(85)
	$ 777	$ 662	$ 833	$ 1,439	$ 1,797
Operating income (loss)					
Olefins/Polyolefins	$ 15	$ (6)	$ 52	$ 9	$ 78
Styrenics	(10)	(47)	(63)	(57)	(93)
Restructuring charges	(4)	-	-	(4)	-
	$ 1	$ (53)	$ (11)	$ (52)	$ (15)
Net income (loss)[(1)]					
Olefins/Polyolefins	$ (3)	$ (14)	$ 29	$ (17)	$ 39
Styrenics	(11)	(39)	(51)	(50)	(77)
Investment in Methanex	3	(6)	8	(3)	23
Other	(3)	36	17	33	42
	$ (14)	$ (23)	$ 3	$ (37)	$ 27

(1) Before preferred securities dividends and distributions.

	June 30 2002	Dec. 31 2001
Assets		
Olefins/Polyolefins	$ 1,971	$ 1,960
Styrenics	1,683	1,645
Investment in Methanex	406	397
Corporate and other[(1)]	165	357
	$ 4,225	$ 4,359

(1) Amounts include all cash and cash equivalents.

6. Earnings (Loss) Per Share

(shares in millions)	Three Months Ended						Six Months Ended			
	June 30 2002		Mar. 31 2002		June 30 2001		June 30 2002		June 30 2001	
	Basic	Diluted	Basic	Diluted	Basic	Diluted	Basic	Diluted	Basic	Diluted
Net income (loss) to common shareholders	$ (22)	$ (22)	$ (30)	$ (30)	$ (6)	$ (6)	$ (52)	$ (52)	$ 9	$ 9
Weighted average common shares outstanding	86.3	86.3	86.0	86.0	85.3	85.3	86.2	86.2	85.1	85.1
Add back effect of dilutive securities:										
Stock options and awards	-	-	-	-	-	-	-	-	-	1.8
Weighted average common shares	86.3	86.3	86.0	86.0	85.3	85.3	86.2	86.2	85.1	86.9
Earnings (loss) per common share	$(0.25)	$(0.25)	$(0.35)	$(0.35)	$(0.07)	$(0.07)	$(0.60)	$ (0.60)	$ 0.11	$ 0.11

Convertible preferred shares and stock options representing 17.3 million common shares have been excluded from the computation of diluted earnings per share for the three months ended June 30, 2002, as their impact would be anti-dilutive.

7. **Stock-based Compensation**

The Corporation has an employee incentive stock option plan and applies the intrinsic value based method of accounting for stock-based compensation awards granted to employees. Accordingly, no compensation cost has been recognized with respect to options issued. Had compensation expense for the stock option plan been determined and expensed based on the fair value method, the following pro forma amounts would have resulted:

	Three Months Ended			Six Months Ended	
	June 30 2002	**Mar. 31 2002**	**June 30 2001**	**June 30 2002**	**June 30 2001**
Net income (loss)					
As reported	$ (14)	$ (23)	$ 3	$ (37)	$ 27
Pro forma	$ (17)	$ (25)	$ 2	$ (42)	$ 24
Basic earnings (loss) per share					
As reported	$ (0.25)	$ (0.35)	$ (0.07)	$ (0.60)	$ 0.11
Pro forma	$ (0.29)	$ (0.37)	$ (0.08)	$ (0.66)	$ 0.07
Diluted earnings (loss) per share					
As reported	$ (0.25)	$ (0.35)	$ (0.07)	$ (0.60)	$ 0.11
Pro forma	$ (0.29)	$ (0.37)	$ (0.08)	$ (0.66)	$ 0.07

8. **Reconciliation to United States Accounting Principles**

	Three Months Ended			Six Months Ended	
	June 30 2002	**Mar. 31 2002**	**June 30 2001**	**June 30 2002**	**June 30 2001**
Net income (loss) in accordance with Canadian basis	$ (14)	$ (23)	$ 3	$ (37)	$ 27
Add (deduct) adjustments for:					
Foreign exchange gains (losses)[1]	4	4	3	8	7
Hedging and other derivative activity[1]	6	(2)	3	4	4
Equity in earnings (losses) of affiliates[2]	(1)	(3)	(2)	(4)	(5)
Inventory valuation adjustment[3]	1	-	1	1	-
Pre-production costs[4]	1	1	(5)	2	(5)
Distributions on preferred securities[5]	(6)	(6)	(5)	(12)	(11)
Future income taxes[6]	-	-	29	-	29
Other	1	-	1	1	1
Net income (loss) in accordance with U.S. basis	$ (8)	$ (29)	$ 28	$ (37)	$ 47
Earnings (loss) per share using U.S. basis	$ (0.11)	$ (0.35)	$ 0.33	$ (0.46)	$ 0.55
Diluted earnings (loss) per share	$ (0.11)	$ (0.35)	$ 0.32	$ (0.46)	$ 0.54

	Three Months Ended			Six Months Ended	
	June 30 2002	Mar. 31 2002	June 30 2001	June 30 2002	June 30 2001
Comprehensive income (loss)[6]					
Net income (loss) in accordance with U.S. basis	$ (8)	$ (29)	$ 28	$ (37)	$ 47
Fair value of cash flow hedging instruments[1]	-	-	-	-	50
Change in fair value of cash flow hedging instruments	13	12	12	25	(56)
Equity in affiliates comprehensive income (loss)[2]	5	1	1	6	(4)
Unrealized foreign exchange gains (losses) on translation of self-sustaining foreign operations	121	(8)	31	113	(57)
Comprehensive income (loss) in accordance with U.S. basis	$ 131	$ (24)	$ 72	$ 107	$ (20)
Accumulated other comprehensive income (loss)[6]					
Unrealized foreign exchange gains (losses) on translation of self-sustaining foreign operations				$ (87)	$ (117)
Fair value of cash flow hedging instruments				(5)	(6)
Equity in affiliates other comprehensive income (loss)				2	(4)
				$ (90)	$ (127)

(1) On Jan. 1, 2001 the Corporation adopted (for U.S. GAAP purposes) Statement of Financial Accounting Standards No. 133 (SFAS 133), "Accounting for Derivative Instruments and Hedging Activities", as amended. Certain Canadian U.S. GAAP differences resulted.
(2) NOVA Chemicals' share of adjustments to Methanex's financial information to comply with U.S. accounting principles.
(3) U.S. GAAP requires an allocation of fixed production overhead to inventory. Canadian GAAP allows these costs to be expensed during the period.
(4) U.S. GAAP requires all costs (except interest on constructed assets) associated with pre-production activities be expensed as incurred rather than deferred as under Canadian GAAP.
(5) U.S. GAAP considers the preferred securities a long-term debt obligation and the preferred distributions on the securities interest expense.
(6) U.S. GAAP requires the presentation of a separate statement of comprehensive income and accumulated other comprehensive income. This statement is not required under Canadian GAAP. Comprehensive income includes certain changes in equity during the period that are not in net income.

	June 30 2002	Dec. 31 2001
Balance sheet in accordance with United States basis		
Current assets	$ 593	$ 716
Investments and other assets	493	496
Plant, property and equipment, net	3,119	3,131
Current liabilities	(558)	(725)
Long-term debt – preferred securities	(383)	(383)
– other long-term debt	(1,246)	(1,323)
Deferred credits	(774)	(771)
Retractable preferred shares	(198)	(198)
Common equity	$ 1,046	$ 943

NOVA CHEMICALS CORPORATION
COVERAGE RATIOS [1]
(unaudited)

	Actual
Interest coverage on long-term debt for the twelve months ended June 30, 2002 [2]	(2.5)x
Net tangible asset coverage on long-term debt as at June 30, 2002 [3]	2.4x

Notes:

(1) Calculated in accordance with Canadian securities law disclosure requirements.

(2) Interest coverage on long-term debt is equal to net income (loss) before interest expense on long-term debt and income taxes divided by annual interest requirements on long-term debt.

(3) Net tangible asset coverage on long-term debt is equal to total assets (excluding future tax assets) less liabilities (excluding long-term debt) divided by long-term debt.

(4) See attached for detailed calculation of the above coverage ratios.

For purposes of calculating these financial ratios, long-term debt includes the long-term debt installments due within one year.

NOVA CHEMICALS CORPORATION
COVERAGE RATIOS
JUNE 30, 2002
(MILLIONS OF U.S. DOLLARS)

INTEREST COVERAGE ON LONG-TERM DEBT FOR THE TWELVE MONTHS ENDED JUNE 30, 2002

NET INCOME (LOSS)	$ (192)
INTEREST EXPENSE	92
INCOME TAXES (RECOVERY)	(67)
	$ (167)
ANNUAL INTEREST REQUIREMENT	$67
INTEREST COVERAGE ON LONG-TERM DEBT	(2.5)x

Interest coverage on long-term debt is equal to net income (loss) before interest expense on long-term debt and income taxes divided by annual interest requirements on long-term debt.

NET TANGIBLE ASSET COVERAGE ON LONG-TERM DEBT AT JUNE 30, 2002

TOTAL ASSETS	$4,225
TOTAL LIABILITIES	(2,551)
EXCLUDE CURRENT PORTION LONG-TERM DEBT	1
EXCLUDE LONG-TERM DEBT	1,229
NET TANGIBLE ASSETS	$2,904
LONG-TERM DEBT INCLUDING CURRENT PORTION	$1,230
NET TANGIBLE ASSET COVERAGE ON LONG-TERM DEBT	2.4x

Net tangible asset coverage on long-term debt is equal to total assets (excluding future tax assets) less liabilities (excluding long-term debt) divided by long-term debt.

ERNST & YOUNG

Ernst & Young LLP
Chartered Accountants
Suite 1000, Ernst & Young Tower
440 2 Avenue S.W.
Calgary, Canada T2P 5E9

Phone: 403 290-4100
Fax: 403 290-4265

July 24, 2002

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Commission des valeurs mobilières du Québec
Office of the Administrator of Securities, New Brunswick
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland
Northwest Territories Securities Registry
Yukon Territory, Corporate Affairs
Nunavut Legal Registries

Dear Sirs/Mesdames:

Re: NOVA Chemicals Corporation ("NCC")

We are the auditors of NCC and under date of March 7, 2002 we reported on the following consolidated financial statements of NCC incorporated by reference in the amended and restated short form shelf prospectus relating to the sale and issue of up to US $500,000,000 of Debt Securities of NCC, (the "Shelf Prospectus"):

Consolidated balance sheets as at December 31, 2001, 2000, and1999; and

Consolidated statements of income (loss) and reinvested earnings and cash flow for each of the years in the three-year period ended December 31, 2001.

The Shelf Prospectus also incorporates by reference the following unaudited interim consolidated financial statements of NCC (the "Unaudited Interim Financial Statements"):

Consolidated balance sheet as at March 31, 2002;

Consolidated statements of income (loss), reinvested earnings and cash flows for the three-month and six-month periods ended June 30, 2002 and 2001.

We have not audited any financial statements of NCC as at any date or for any period subsequent to December 31, 2001. Although we have performed an audit for the year ended December 31, 2001, the purpose and therefore the scope of the audit was to enable us to express our opinion on the consolidated financial statements as at December 31, 2001 and for the year then ended, but not on the consolidated financial statements for any interim period within that year. Therefore, we are unable to and do not express an opinion on the above-mentioned Unaudited Interim Financial Statements, or on the financial position, results of operations or cash flows as at any date or for any period subsequent to December 31, 2001.

We have, however, performed a review of the Unaudited Interim Financial Statements of NCC as at June 30, 2002 and for the three-month and six-month periods ended June 30, 2002 and 2001. We performed our review in accordance with Canadian generally accepted standards for a review of interim financial statements by an entity's auditor. Such an interim review consists principally of applying analytical procedures to financial data, and making enquiries of, and having discussions with, persons responsible for financial accounting matters. An interim review is substantially less in scope than an audit, whose objective is the expression of an opinion regarding the financial statements. An interim review does not provide assurance that we would become aware of any or all significant matters that might be identified in an audit.

Based on our review, we are not aware of any material modification that needs to be made for these Unaudited Interim Financial Statements to be in accordance with Canadian generally accepted accounting principles.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

Ernst & Young LLP

Chartered Accountants